EXHIBIT 99.1

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

On October 30, 2023, Gyre Therapeutics, Inc. (the “Company” or “Gyre”, previously known as Catalyst Biosciences, Inc. or “Catalyst”) consummated the transactions (the “Contributions”) contemplated by the Business Combination Agreement as described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “Annual Report”), which were accounted for as a reverse asset acquisition and a purchase of noncontrolling interest in accordance with United States generally accepted accounting principles (“GAAP”). Continent Pharmaceuticals Inc. (“CPI”) was treated as the accounting acquirer of the reverse asset acquisition and is presented as the predecessor for post-acquisition financial reporting purposes.

Pursuant to Article 11 of Regulation S-X, the Company prepared the following unaudited pro forma condensed combined financial information and the accompanying notes, reflecting the combined financial results of operations of Catalyst and CPI for the year ended December 31, 2023, assuming that the Contributions took place as of January 1, 2023.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the following historical financial statements and the accompanying notes:

•
the historical unaudited condensed financial statements of Catalyst as of and for the nine months ended September 30, 2023, included in Catalyst’s Quarterly Report on Form 10-Q (the “10-Q”) filed with the SEC on October 26, 2023 and incorporated by reference; and

•	the Annual Report filed with the SEC on March 27, 2024 and incorporated by reference.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2023
(in thousands, except per share data)

	Gyre Consolidated	Catalyst Prior to the Contributions	Transaction Accounting Adjustments		Pro Forma Combined
Revenues	$113,450	$—	$—		$113,450
Operating expenses (income):
Cost of revenues	4,636	—	—		4,636
Selling and marketing expenses	61,159	—	—		61,159
Research and development	13,780	1,321	—		15,101
General and administrative	14,662	8,603	—		23,265
Acquired in-process research and development	83,104	—	—		83,104
Divestiture losses	2,711	—	—		2,711
GNI cost-sharing reimbursement	—	(1,200)	—		(1,200)
Loss (gain) on disposal of assets, net	628	(4,736)	—		(4,108)
Total operating expenses	180,680	3,988	—		184,668
Loss from operations	(67,230)	(3,988)	—		(71,218)
Interest and other income (expense), net	(474)	216	—		(258)
Change in fair value of warrant liability	(9,261)	—	—		(9,261)
Loss before income taxes	(76,965)	(3,772)	—		(80,737)
Provision for income taxes	(8,515)	(16)	—		(8,531)
Net loss from operations	(85,480)	(3,788)	—		(89,268)
Net income attributable to noncontrolling interest	7,453	—	—		7,453
Net loss attributable to common stockholders	$(92,933)	$(3,788)	$—		$(96,721)
Net loss per share attributable to common stockholders:
Basic and diluted	$(1.41)				$(1.26)
Weighted average shares used in calculating net loss per share attributable to common stockholders:
Basic and diluted	65,832		10,752	A	76,584

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

1.	Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to Article 11 of Regulation S-X. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, gives effect to the Contributions as if they had been consummated on January 1, 2023, and has aggregated:

a)	Catalyst’s operations for the nine months ended September 30, 2023 from the 10-Q, and

b)	the Company’s consolidated operations from the Annual Report, which includes CPI’s operations for the year ended December 2023, and Gyre’s operations post-merger from October 30, 2023 to December 31, 2023.

The Company determined that there were no significant transactions within Catalyst from October 1 to October 30, 2023. The acquired assets and assumed liabilities upon closing of the Contributions were mainly in-process research and development (“IPR&D”), in addition to the working capital. Therefore, no pro forma adjustments, other than weighted average shares outstanding and loss per share, were deemed necessary.

2.	Proforma Adjustments

(A) The weighted average shares outstanding for the period has been calculated as if the Contributions occurred on January 1, 2023, including:

(1)	the weighted average shares outstanding for common stock deemed issued to Catalyst upon closing of the Contributions, for the period from October 1 to October 30, 2023, adjusted for the 1-for-15 reverse stock split completed on October 30, 2023 (the “Reverse Stock Split”);

(2)	the weighted average shares outstanding for common stock issued to certain minority shareholders upon the closing of the Contributions, for the period from October 1 to October 30, 2023, as adjusted for the Reverse Stock Split.

The Company’s Series A Convertible Preferred Stock, stock options and warrants are determined to be anti-dilutive and, therefore, were excluded from the diluted loss per share attributable to common stock calculation because including them would have been anti-dilutive.